As filed with the U.S. Securities and Exchange Commission on October 14, 2026

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR

DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS

KLABIN S.A.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Federative Republic of Brazil

(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.

(Exact name of depositary as specified in its charter)

270 Park Avenue, Floor 8

New York, New York 10017

Telephone: +1-800- 990-1135

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

Telephone: +1-800-221-0102

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

JPMorgan Chase Bank, N.A. 270 Park Avenue, Floor 8 New York, New York 10017 Telephone: +1-800-990-1135	Scott R. Saks, Esq. Norton Rose Fulbright US LLP 1301 Avenue of the Americas New York, New York 10019-6022 Telephone: +1-212-318-3151

It is proposed that this filing become effective under Rule 466

☐ immediately upon filing ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee
American Depositary Shares, evidenced by American Depositary Receipts, each American Depositary Share representing two (2) units of Klabin S.A. (the "Company"), each unit consisting of one (1) common share and four (4) preferred shares of the Company.	120,000,000 American Depositary Shares	$0.05	$6,000,000	$522.00
(1)	Each unit represents one American Depositary Share.
(2)	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on Form F-6 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement on Form F-6 shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement on Form F-6 shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt ("ADR" or "American Depositary Receipt") included as Exhibit A to the form of the Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6, which is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus
1.	Name of the depositary and the address of its principal executive office		Introductory paragraph and bottom of face of American Depositary Receipt

2.	Title of the American Depositary Receipts and identity of the deposited securities		Face of American Depositary Receipt, top center

Terms of Deposit:

	(a)	Amount of deposited securities represented by one unit of American Depositary Receipts	Face of American Depositary Receipt, upper right corner

	(b)	Procedure for voting the deposited securities	Paragraphs (6), (11) and (12)

	(c)	Procedure for collecting and distributing dividends	Paragraphs (4), (5), (7), (10), (11), (13) and (21)

	(d)	Procedures for transmitting notices, reports and proxy soliciting material	Paragraphs (3), (8), (11) and (12)

	(e)	Sale or exercise of rights	Paragraphs (4), (5), (7) and (10)

	(f)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (3), (4), (5), (7), (10), (11), (13) and (21)

	(g)	Amendment, extension or termination of the deposit arrangements	Paragraphs (15), (16) and (17)

	(h)	Rights that holders of American Depositary Receipts have to inspect the books of the depositary and the list of receipt holders	Paragraph (3)

	(i)	Restrictions on the right to transfer or withdraw the underlying securities	Paragraphs (1), (2), (4), (5) and (6)

	(j)	Limitation on the depositary’s liability	Paragraphs (14), (17), (19) and (20)

3.	Fees and charges that a holder of American Depositary Receipts may have to pay, either directly or indirectly		Paragraph (7)

4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities		Paragraph (7)

Item 2. AVAILABLE INFORMATION			Paragraph (8)

Klabin S.A. (the “Company”) publishes information in English required to maintain the exemption from registration under the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) promulgated thereunder on its Internet Web site or through an electronic information delivery system generally available to the public in its primary trading market As of the date hereof, the Company’s internet website is located at www.klabin.com.br.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)	Form of Deposit Agreement. Form of Second Amended and Restated Deposit Agreement among Klabin S.A., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder (as from time to time amended, the "Deposit Agreement"), including the Form of ADR attached as Exhibit A thereto. Filed herewith as Exhibit (a).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not Applicable.

(f)	Power of Attorney of certain officers and directors of the Company. Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., acting solely in its capacity as depositary (the “Depositary”) on behalf of the legal entity created by the Second Amended and Restated Deposit Agreement (the “Deposit Agreement”) among Klabin S.A., the Depositary and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 14, 2026.

Legal entity created by the Deposit Agreement for the
issuance of ADRs evidencing American Depositary
Shares

By:	JPMORGAN CHASE BANK, N.A., solely in its
capacity as Depositary

	By:	/s/ Gregory A. Levendis
		Name:	Gregory A. Levendis
		Title:	Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Klabin S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in São Paulo, Brazil, on October 14, 2026.

KLABIN S.A.

By:	/s/ Cristiano Cardoso Teixeira
	Name:	Cristiano Cardoso Teixeira
	Title:	Chief Executive Officer

By:	/s/ Maria Gabriela Woge Liguori
	Name:	Maria Gabriela Woge Liguori
	Title:	Chief Financial and Investor Relations Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Cristiano Cardoso Teixeira and Maria Gabriela Woge Liguori, and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on October 14, 2026.

SIGNATURES

Signature	Title

/s/ Cristiano Cardoso Teixeira	Chief Executive Officer
Cristiano Cardoso Teixeira	(principal executive officer)

/s/ Maria Gabriela Woge Liguori	Chief Financial and Investor Relations Officer
Maria Gabriela Woge Liguori	(principal financial and accounting officer)

/s/ Amanda Klabin Tkacz	Director
Amanda Klabin Tkacz

/s/ Maria Silvia Bastos Marques	Director
Maria Silvia Bastos Marques (suplente de Alberto Klabin)

/s/ Amaury Guilherme Bier	Director
Amaury Guilherme Bier

/s/ Celso Lafer	Director
Celso Lafer

/s/ Antonio Sergio Alfano	Director
Antonio Sergio Alfano (suplente de Francisco Lafer Pati)

/s/ Henrique Guaragna Marcondes	Director
Henrique Guaragna Marcondes (suplente de Horácio Lafer Piva)

/s/ Marcelo Mesquita de Siqueira Filho	Director
Marcelo Mesquita de Siqueira Filho

/s/ Mauro Gentile Rodrigues da Cunha	Director
Mauro Gentile Rodrigues da Cunha

/s/ Paulo Sergio Coutinho Galvão Filho	Director
Paulo Sergio Coutinho Galvão Filho (por Maria Eugênia Lafer Galvão – Suplente)

/s/ Roberto Diniz Junqueira Neto	Director
Roberto Diniz Junqueira Neto

/s/ Roberto Klabin Martins Xavier	Director
Roberto Klabin Martins Xavier

/s/ Roberto Luiz Leme Klabin	Director
Roberto Luiz Leme Klabin

/s/ Vera Lafer	Director
Vera Lafer

/s/ Pedro Silva de Queiroz	Director
Pedro Silva de Queiroz (suplente de Wolff Klabin)

SIGNATURE OF AUTHORIZED U.S. REPRESENTATIVE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Klabin S.A., has signed this Registration Statement on Form F-6 in New York, NY, on October 9, 2026.

Authorized U.S. Representative

By:	Cogency Global Inc.

	By:	/s/ Colleen A. De Vries
		Name:	Colleen A. De Vries
		Title:	Senior Vice President on behalf of Cogency Global Inc.

INDEX TO EXHIBITS

Exhibit Number
(a)	Form of Second Amended and Restated Deposit Agreement among Klabin S.A., JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners from time to time of American Depositary Receipts (“ADRs”) issued thereunder, including the Form of ADR attached as Exhibit A thereto.
(d)	Opinion of Norton Rose Fulbright US LLP, counsel to the Depositary, as to the legality of the securities being registered.